[Letterhead of Perfect World Co., Ltd.]

January 18, 2012

VIA EDGAR AND FACSIMILE

Barbara Jacobs, Assistant Director

Edwin Kim, Staff Attorney

Stephen Krikorian, Accounting Branch Chief

Ryan Rohn, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Perfect World Co., Ltd. (the “Company”)

Form 20-F for the Fiscal Year ended December 31, 2010 (the “2010 20-F”)

Filed May 9, 2011 ( File No. 001-33587)

Dear Ms. Jacobs, Mr. Kim, Mr. Krikorian and Mr. Rohn:

This letter sets forth the Company’s response to the comments contained in the letter dated December 6, 2011 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2010 20-F. The comments are repeated below and followed by the response thereto.

Form 20-F for Fiscal Year Ended December 31, 2010

Risk Factors

Risks Related to Our Corporate Structure, page 17

1. We note your disclosure on page 18 that you are currently in the process of applying for registration of the pledge of PW Network’s equity interest and that you intend to apply for registration of the pledge of Perfect Moment’s equity interests. To the extent that these agreements have not been approved or registered, tell us how you considered including risk factor disclosure explaining that until such agreements are registered the company may have limited recourse against the shareholders of the VIEs should they default on their obligations. In addition, tell us why you believe that the lack of registration does not affect your ability to enforce your contracts and, thus, your ability to exercise control over your VIEs.

The Company respectfully advises the Staff that it has completed the registration of the pledge of Perfect Moment’s equity interests and is currently in the process of applying for registration of the pledge of PW Network’s equity interests with the local branch of the Administration for Industry and Commerce.

The Company respectfully advises the Staff that the equity pledge agreement, as a contract between the parties thereto, became effective and valid on the date when the agreement was duly executed. Therefore, lack of registration does not limit the ability of PW Software to enforce its contractual rights against the shareholders of PW Network under the equity pledge agreement, such as the rights to ask the shareholders to register the equity pledge and demand the shareholders to sell the equity interests being pledged in the event of default under contracts secured by the equity pledge. For the same reason, lack of registration does not limit PW Software to exercise control over PW Network.

However, in order to perfect an equity pledge, registration with the relevant local Administration for Industry and Commerce is required under the PRC Property Rights Law. If an equity pledge has not been properly registered, and a third party acquires property right interests in the equity interests in good faith, the Company will not be able to enforce the equity pledge against the third party.

In response to the Staff’s comments, the Company will include appropriate risk factor disclosures reflecting the above-mentioned discussion in the event that the pledge of PW Network’s equity interests is not duly registered when the Company files its next Form 20-F.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Revenue Recognition

Item-based revenue model, page 73

2. Please include disclosure in future filings for your item-based revenue model to describe in greater detail the significant estimates and assumptions that management makes in determining the average period that a paying player typically plays your games and the estimated average life of your virtual goods. In addition, expand your disclosures to discuss the estimates and assumptions that you consider in differentiating between revenues attributable to durable and consumable virtual goods. We refer you to Section V of SEC Release No. 33-8350. Include in your response your proposed revised disclosure.

In response to the Staff’s comments, the Company will revise and expand the disclosure in its future Form 20-F filings as follows to discuss the following estimates and assumptions for item-based revenue model:

Item-based revenue model

Under this model, the players can access our games free of charge, but may utilize their activated prepaid cards or online points credited to their accounts to purchase in-game items. We categorize our in-game items as either consumable items or permanent ownership items. Management determines whether a virtual item is permanent or consumable by such item’s real functions and features in the game, which does not require any estimate or assumption.

Consumable items, such as facial expressions and fireworks, represent in-game items that can be consumed by a specific player action or expire over a pre-determined expiration time. We keep track of the consumption or expiration of all the consumable items in the game. Revenues in relation to consumable items are recognized over the period that they are expiring or after they are consumed, as our obligations in connection with such items have been fully rendered to our players after their consumption or expiration.

Permanent ownership items, such as mine stones, materials, clothing and riding mounts, represent in-game items that are accessible to the players who purchased the items, or “paying players”, as long as such players play the game. We will provide continuous online game services in connection with these permanent ownership items until they are no longer used by our players. Since we cannot determine the actual lives of these permanent ownership items without considering the player’s future activities in that game, revenues in relation to the permanent ownership items are recognized over their estimated lives. We consider player behavior patterns in estimating the lives of permanent ownership items, including period that the paying players typically play our games, which are affected by various factors such as acceptance and popularity of expansion packs, promotional events launched and market conditions. We believe that the estimated player life of all paying players, or “estimated player life”, which is the average period between the first date the paying players charge their activated prepaid cards or online points to their accounts and the last date these paying players would play the game, represents our best estimate for the lives of the in-game permanent ownership items purchased by the paying players. We determine the estimated player life of a game from analyzing behavior pattern of the game’s paying players during the period between the first date they charged their game accounts and their last log-off date from the game, or the “existing life”. All paying players’ data since the game’s commercial launch are used to perform the analysis. A statistical model is also developed to estimate probability of the game’s paying players returning to the game after a given period of inactivity. Such probabilities are then applied to all existing paying players of the game to estimate each of their estimated player lives (i.e. existing life of each individual player plus probability weighted estimated future life for that player). We then average the estimated player lives for all paying players to determine the estimated player life for the game.

We believe our estimates to be reasonable in view of actual player information available. However, given the relatively short operation history of our online games, our estimate of player life may not accurately depict such period and hence the lives of the in-game items. For games with less than 3-year operation history, we also consider other factors such as acceptance and popularity of the game, our future operation strategy for the game and estimated player life for our other games with similar characteristics to determine the estimated player life.

In addition, we have adopted the policy of assessing the estimated lives of in-game items periodically, and may revise such estimates in the future as our games’ operation periods become longer and we continue to gain more operating history and data. Any adjustments arising from changes in the estimates of in-game items would be applied prospectively on the basis that such changes are caused by new information indicating a change in the player behaviors pattern. Any changes in our estimate of lives of the in-game items may result in our revenues being recognized on a different basis than in prior periods and may cause our operating results to fluctuate. If the estimated lives of the in-game items increase by 10% or 15%, our online game operation revenues for the year ended December 31, 2010 would have decreased by approximately 0.4% or 0.6%, respectively.

Foreign Currency Translation, page 79

3. Your disclosure indicates that the functional currency of your company is US dollars. Please tell us and clarify in future filings which entities you are referring to in this statement. In this regard, your current disclosure is unclear if you are referring to your listing entity or your operating entities.

The Company respectfully advises the Staff that US dollar is the functional currency of Perfect World Co., Ltd., the listing entity incorporated in the Cayman Islands. In response to the Staff’s comments, the Company will clearly disclose the above in its future filings of Form 20-F.

Results of Operations, page 81

4. Please consider addressing how your product cycles effects your liquidity, capital resources, and results of operations. If specific releases, updates, acquisitions, or discontinuances caused material changes of your financial position or sales volatility from one period to another, you should provide more details of which products caused these changes and why.

The Company respectfully advises the Staff that the Company is unable to address how its product cycles affect its liquidity, capital resources or results of operations primarily due to the following two reasons:

•

It is difficult to determine the life cycle of a particular game and the stage of the life cycle of a game at a particular point of time. Many unpredictable factors impact the life cycle of a game, including the popularity of the game, players’ changing preferences, similar games released by competitors and the Company’s response to adjust to the evolving market conditions and environment of the online game industry. In addition, the Company continuously releases expansion packs for different games, the frequencies and strength of the releases vary depending on each game’s performance and the Company’s overall development strategy, which bring additional uncertainty to the life cycles of games.

•

The Company’s liquidity, capital resources and results of operations are more affected by the performance of the entire game portfolio of the Company. Although individual games’ contributions during a particular period may vary depending on their respective product cycles, the entire game portfolio consisting of many games at various stages of their life cycles does not exhibit clear cyclic characteristics.

In response to the Staff’s Comments, the Company will discuss in more detail year-on-year changes to its financial positions or sales volatility in its future Form 20-F filings, if the changes are primarily due to reasons that may be reasonably attributable to certain events, such as the Company’s release of new games or expansion packs, acquisition of new games or discontinuing certain existing games, and if the changes resulted from such specific events are material.

5. Please consider addressing how your acquisition strategy and expansion into foreign markets will affect your liquidity, capital resources, results of operation, and key performance measures. In particular, please clarify the effect on your margins. Please refer to SEC Release 33-8350 for more guidance.

The Company respectfully advises the Staff that the Company’s acquisition strategy and expansion in foreign markets may increase its capital expenditure, create downward pressure on its liquidity and depress margins in the short term. However, the Company believes that its acquisition strategy and expansion into foreign market will in the long run increase revenues, diversify its user base and enhance its research and development and operating capability, which in turn will help improve its liquidity, capital resources, results of operation and key performance measures such as average concurrent users and maintain and improve its margin as well.

In response to the Staff’s comments, the Company will provide the above discussed disclosure in its future Form 20-F filings under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations.” In addition, the Company will disclose changes to its results of operations and financial positions resulted from any specific acquisitions or expansions into foreign markets under “—Results of Operations” if such changes are material.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 81

6. Your disclosure on page 83 indicates that you have a net loss attributable to non-controlling shareholders that was mainly generated from your operations in the PRC. In addition, we note your significant increase in net operating loss carryforwards for the year ended December 31, 2010 in your table on page F-42. Your current disclosures appear to be unclear as to the nature of these losses. In this regard, we note that you reported overall positive operating income and net income for the year ended December 31, 2010. Further, your segment disclosures on page F-43 do not appear to indicate losses either. Please tell us the nature of these losses and your considerations of expanding your disclosures to discuss these losses.

The Company respectfully advises the Staff that, while the Company generated significant net income on the consolidated basis for the year ended December 31, 2010, certain of its wholly-owned or majority owned subsidiaries or their VIEs had net losses in that year mainly resulting from operating losses and/or amortization expenses of intangible assets arising from business acquisitions. The net loss attributable to non-controlling shareholders is the portion of those net losses that have been allocated to non-controlling interests of these majority owned subsidiaries or their VIEs. The net operating loss carryforwards indicated on page F-42 resulted from operating losses of these Company’s subsidiaries and VIEs.

In response to the Staff’s comments, the Company will expand the disclosure in its future Form 20-F filings to explain the nature of these losses.

B. Liquidity and Capital Resources, page 84

General

7. Please include disclosure in future filings addressing how earnings are transferred from your PRC subsidiaries and consolidated affiliated entities to your companies that are outside of the PRC (e.g., dividend payments). In this respect, describe how earnings of the consolidated affiliated entities flow through your organizational structure as outlined on page 60. Include in your response your proposed revised disclosure.

The Staff’s comments are duly noted. The Company respectfully advises the Staff that the Company will include the following proposed disclosure in the Liquidity and Capital Resources section in future Form 20-F filings:

We are a holding company that conducts our operations primarily through our PRC wholly-owned subsidiaries and their consolidated variable interest entities in China, or VIEs, and through our overseas subsidiaries. The flow of earnings from our PRC wholly-owned subsidiaries and their VIEs is as follows:

•

Pursuant to the relevant equity pledge agreements, our VIEs are required not to distribute any dividends, bonus or profits to their respective nominal shareholders. Where these nominal shareholders are legally entitled to any kind of interests other than dividends, bonuses or profit distributions from the pledged equity interests pursuant to the equity pledge agreements, such interests shall be directly remit to the relevant PRC wholly-owned subsidiaries of our Company.

•

Part of the earnings and cash of our VIEs are used to pay service fees and consulting fees to the relevant PRC wholly-owned subsidiaries of our Company in a manner and amount as specified in the exclusive technology support and service agreements, development cooperation agreements and business operating agreements between these entities. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” The rest of earnings and cash are reinvested in the VIEs. The total amount of fees paid by the VIEs to our PRC wholly-owned subsidiaries since the entering of the VIE contractual arrangements ranged from 45% to 66% of the revenues generated by respective games operated by these VIEs. For the year ended December 31, 2010, the total amount of fees paid by the VIEs to our PRC wholly-owned subsidiaries amounted to approximately RMB 1 billion.

•

After paying the business tax, enterprise income tax and other PRC taxes applicable to the revenues and earnings of these PRC wholly-owned subsidiaries and appropriating the statutory reserves and any earnings to be retained from accumulated profits, the net profits of these PRC wholly-owned subsidiaries may be distributable to their intermediate holding companies outside the PRC, subject to dividend withholding tax.

•

Any net profits of these intermediate holding companies may then be distributable to Perfect World Co., Ltd., our Cayman Islands holding company, through dividend or other distributions, and may also be distributed to our shareholders directly as dividend upon authorization by our board of directors.

8. Please include disclosure in future filings to address the dividend and other loan restrictions that could impact your ability to meet the company’s cash obligations. In this regard, we note your risk factor disclosures on page 26. We also note that PRC laws and regulations permit dividend payments from your PRC subsidiary only out of their accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. Please tell us and disclose any significant differences between retained earnings as calculated pursuant to PRC accounting standards and regulations as compared to retained earnings presented in your financial statements. Include in your response your proposed revised disclosure.

The Staff’s comments are duly noted. The Company respectfully advises the Staff that the Company will include the following proposed disclosure in the Liquidity and Capital Resources section in future Form 20-F filings:

The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The differences between our retained earnings as calculated pursuant to PRC accounting standards and regulations and retained earnings presented in our financial statements as of December 31, 2010 were not material. Such differences were mainly attributable to the timing differences in recognizing overseas licensing revenues.

Our PRC subsidiaries and VIEs are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their general reserves until the accumulative amount of such reserves reach 50% of their registered capital. These reserves are not distributable as cash dividends. In addition, if our PRC subsidiaries incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

9. We note from your risk factor disclosure on page 27 that the RMB is not freely convertible into foreign currencies, which may restrict your PRC subsidiaries and consolidated affiliated entities from remitting sufficient foreign currency to pay dividends or remit loans to the company. Please revise your disclosures in future filings to explain what impact such restrictions may have on the flow of cash from your PRC entities and how this may impact your operations and liquidity. Include in your response your proposed revised disclosure. See Item 5.B.1.(b) of Form 20-F.

The Staff’s comments are duly noted. The Company respectfully advises the Staff that the Company will include the following proposed disclosure in the Liquidity and Capital Resources section in future Form 20-F filings:

Our wholly-owned PRC subsidiaries and consolidated variable interest entities are subject to the PRC government controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Most of our revenues and expenses are denominated in Renminbi. We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements.

On the other hand, foreign exchange transactions by our subsidiaries and affiliated entities in China under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if our subsidiaries or affiliated entities in China borrow foreign currency loans from their holding companies outside the PRC or other foreign lenders, these loans must be registered with SAFE, and if we finance them by means of additional capital contributions, these capital contributions must be approved or registered by certain government authorities including SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of these entities to obtain foreign exchange through debt or equity financing, and could affect the business operations and liquidity of these entities.

10. We note your disclosure on page F-42 that you are required to accrue for staff welfare benefits based on certain percentages of the employees’ respective salaries. Please revise your disclosure in future filings to address the impact of these contributions and your expectation that future contributions could increase due to expanded workforce and/or increased wages. Include in your response your proposed revised disclosure. Refer to Section IV of SEC Release 33-8350.

The Staff’s comments are duly noted. The Company respectfully advises the Staff that the Company will include the following proposed disclosure in the Liquidity and Capital Resources section of future Form 20-F filings:

We are required to accrue monthly for staff welfare benefits for the full-time employees of our subsidiaries and the consolidated variable interest entities incorporated in the PRC and make contributions to the government and relevant state sponsored pension and medical plans with all the amounts accrued. Such staff welfare benefits include medical care, welfare subsidies, unemployment insurance, pension benefits and housing fund and are determined based on certain percentages of the employees’ respective salaries in accordance with relevant regulations. The amount of such cash contributions may increase due to our expanding workforce as we grow our business or increase wage levels. However, we do not expect that such increase will have a material effect on our liquidity.

Related Party Transactions, page 96

11. Please advise why the transactions related to the Zhizhu Network and Ye Net are not disclosed in accordance with Item 7B of Form 20-F. Also, please describe the nature of your relationship with these entities by the Company and your management.

The Company respectfully advises the Staff that the equity investments in Zhizhu Network and Ye Net have been disclosed under “ITEM 4. Information on the Company—A. History and Development of the Company.”

The Company respectfully advises the Staff that the investments in Zhizhu Network and Ye Net are part of the Company’s regular investment activities and it is not aware that any of its directors, senior executives or major shareholders is holding equity interests in these two companies. However, in response to recent anonymous allegations posted on a Chinese language website regarding certain related party transactions, the independent audit committee of the Company’s Board of Directors has been working to review these allegations and has engaged an independent legal counsel to assist with its review. The Company will inform the Staff once the review is completed.

Item 15. Controls and Procedures, page 115

General

12. We note that you conduct a significant portion of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, please address the following:

•

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to assess financial reporting risks that are relevant to all locations where you have operations.

The Company considered controls to assess financial reporting risks that are relevant to all locations where it has operations. The Company adopted the COSO framework to evaluate and assess its internal control over financial reporting. Moreover, the Company followed the recommendations of “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934” and considered the guidance under the PCAOB Auditing Standard No. 5 to conduct the assessment using a top-down, risk-based approach.

Below is a detailed description of the work that the Company conducted in 2010:

The Company adopted the COSO internal control framework to evaluate and assess its internal control over financial reporting. Entity level controls were identified at the Company and business unit level using the five COSO elements, and were categorized into indirect, monitoring and precise controls based on the nature, precision and impact on other controls to determine the nature, timing and extent of the control testing at the process level.

The Company then followed the recommendations of “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934” and considered the guidance under the PCAOB Auditing Standard No. 5 to conduct the assessment using a top-down, risk-based approach.

The Company uses its knowledge and understanding of the business and the organization, operations, and processes, to consider the sources and potential likelihood of misstatements in financial reporting elements. Internal and external risk factors that impact the business, including the nature and extent of any changes in those risks, which may give rise to a risk of misstatement were considered as part of this risk identification process. The Company also considered the various risks of misstatement from sources such as the initiation, authorization, processing and recording of transactions and other adjustments that are reflected in financial reporting elements.

Based on the top-down risk assessment, the Company prioritized the risks through linking up the risk to its financial statement account caption, disclosures and relevant assertions. The Company determined most of the financial statement accounts as significant accounts. Nine key processes (Revenue Recognition, Purchase and Expenditures, Cash Management, Human Resources, Fixed and Intangible Assets, Share Based Compensations, Taxation, Investments and Financial Reporting), were identified based on the risk assessment results.

The Company then evaluated whether it has the appropriate controls in place in operation that adequately address the identified financial reporting risks. Considerations were given to assess whether individual control, or a combination of controls, adequately addresses a financial reporting risk and controls’ operational effectiveness can effectively prevent or detect misstatements that could result in material misstatements in the financial statements.

Based on this assessment, the Company has identified those key controls over financial reporting that are needed to meet the objective of internal control over financial reporting and for which evidence about their operation can be obtained and validated.

The Company then linked the significant accounts to the locations and business processes to identify the in-scope locations and key business processes. The Company reviewed the scope and complexity of operations and organizational structure of each of its locations and business units and assessed the risk of material misstatement to the financial statements associated with the location or business unit to determine the significant accounts and financial reporting processing activities at a location or business unit level which would need to be assessed for the design effectiveness and tested for operating effectiveness. Evaluation criteria included materiality, size and composition of the account, subjectivity and judgments, susceptibility to misstatement due to errors or fraud, transaction volume, complexity and homogeneity, accounting and reporting complexities, etc. The Company concluded that most subsidiaries were scoped-in as significant locations.

The Company conducted interviews and walkthroughs to evaluate the design effectiveness of the controls in mitigating those risks related to financial reporting, and further assessed the control operating effectiveness through developing sampling methodologies and testing approaches based on the risk level and frequency of the controls through testing all identified key controls.

Based on this assessment under the supervision and with the participation of Management, including Chief Executive Officer and Chief Financial Officer, the Company determined that the Group’s internal control over financial reporting was effective as of December 31, 2010.

•	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

The Company established its internal audit department in 2007, and it reports directly to the audit committee of the Company’s board of directors. The internal audit director has direct access to the Company’s senior management, including the CEO and CFO, as well as the audit committee. In addition, the internal audit department has full and unrestricted access to all company activities, information, records, personnel and physical properties relevant to the performance of audits and investigations of fraud, potential fraud or other risks assessments.

The internal audit department regularly prepares audit plans, evaluates the design and operating effectiveness of the in-scope processes and locations and reports internal controls deficiencies identified directly to the audit committee. The internal audit department provides analyses and remedial recommendations for these identified deficiencies, in terms of both efficient and effective operation of these controls over financial reporting, and also maintains open communication with the management and the audit committee.

The Company’s management utilizes and relies on the work performed by the internal audit department to complete their assessment of the effectiveness of the Company’s internal control over financial reporting on an annual basis. The Company believes that its internal control over financial reporting is effectively implemented and monitored across the Company.

•

If you maintain your books and records of your foreign subsidiaries in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

The Company does not have any non-U.S. subsidiaries that maintain their books and records in accordance with U.S. GAAP.

•

If you do not maintain the books and records of your foreign subsidiaries in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

As of December 31, 2010, the Company had subsidiaries outside of the United States in countries or regions such as China and Japan. These subsidiaries maintained their books and records in accordance with their respective local generally accepted accounting principles, or Local GAAPs, e.g., PRC GAAP in China and Japanese GAAP in Japan.

The Company develops its Accounting Manual based on Local GAAPs for day-to-day transactions which includes guidance regarding how to convert the books and records based on Local GAAPs to U.S. GAAP and to prepare consolidated financial statements in accordance with U.S. GAAP. The U.S. GAAP adjustments are kept track of on a separate ledger in our system. The Accounting Manual is regularly updated by financial managers and reviewed by the financial controller according to the latest standards and developments in both Local GAAPs and U.S. GAAP. The Accounting Manual serves as the basis for the Company’s accounting policies, procedures and practices.

In particular, the Accounting Manual, together with a set of accounting memoranda, sets forth guidance on the application of accounting policies in accordance with U.S. GAAP for significant and complex transactions covering, among other things, revenue recognition, business acquisitions, intangible assets and goodwill, deferred taxes, share-based compensations, consolidation of subsidiaries and variable interest entities, and net income (or loss) per share.

For new transactions, arrangements or changes in the Company’s operations, the reporting manager and financial controller analyze the accounting implications under U.S. GAAP and determine the corresponding accounting treatment. An accounting memorandum is prepared for each specific accounting treatment for the Chief Financial Officer’s review, then the accounting memorandum is integrated into the Accounting Manual for future guidance.

The Company’s reporting team performs a reconciliation between Local GAAPs and U.S. GAAP and prepares consolidated financial statements in accordance with U.S. GAAP on a monthly basis. In addition, the financial manager in charge of financial statements consolidation and U.S. GAAP reconciliation will complete an interim closing checklist and an annual deferred tax assessment, and the reporting manager will complete an annual report disclosure checklist for U.S. GAAP reporting to confirm whether all the significant accounting matters have been considered. The financial controller then reviews the completed checklists and the assessment.

The financial controller performs a review and the Chief Financial Officer performs the final review on the consolidated financial statement to ensure the completeness, accuracy and adequacy of disclosure.

An audit committee meeting is held on a quarterly basis to review the financial results of the Company.

13. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•

about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

The Company respectfully advises the Staff that the following persons are primarily responsible for preparing and supervising the preparation of its financial statements and evaluating the effectiveness of its internal control over financial reporting.

Chief Financial Officer (“CFO”)

The CFO of the Company is responsible for performing review and supervision over the accounting treatment for significant and complex transactions and over the preparation of the Company’s financial statements. He received his bachelor’s degree in business administration from Hong Kong Baptist University and he has been a member of Association of Chartered Certified Public Accountants and Hong Kong Institution of Certified Public Accountants since 1997. He has over 15 years of working experience related to financial reports prepared in accordance with U.S. GAAP and SEC rules compliance. The CFO obtained his knowledge of U.S. GAAP and SEC rules and regulations primarily through his experience and expertise gained in auditing clients during his past work as an audit senior manager with PwC and working on the Company’s initial public offerings in the United States and U.S. GAAP and SEC rules compliance after he joined the Company. During his 10-year tenure with PwC, he gained deep understanding of U.S. GAAP and SEC rules and regulations through auditing clients, including major multi-national corporations that prepared financial statements in accordance with U.S. GAAP. In addition, he has over 7 years of experience related to financial reports prepared in accordance with IFRS and Hong Kong GAAP. Prior to joining the Company, he was the CFO of a company listed on Hong Kong Exchanges and Clearing Limited from November 2004 to February 2007. During that period, he reviewed and supervised the preparation of the financial statements in accordance with Hong Kong GAAP. He was the Finance Director of Ogilvy and Mather Beijing Office during the period from July 2000 to October 2004 and was responsible for the review and supervision in the preparation of the group reporting financial statements under IFRS. From time to time, he attends training seminars and CFO conferences including those seminars and conferences organized by NASDAQ and Big 4 accounting firms to update his knowledge in U.S. GAAP and SEC rules. The topics covered by those seminars and conferences include difference between PRC GAAP and U.S. GAAP, business combinations and its accounting treatment under U.S. GAAP and etc. He has entered a full time employment contract with the company.

Financial Controller

The financial controller is primarily responsible for detailed supervision of (i) the accounting treatment for significant and complex transactions, (ii) preparation of the Company’s financial statements in accordance with U.S. GAAP and (iii) implementation and maintenance of the internal control over financial reporting. She received her master degree in accountancy from the University of Mississippi and currently is a member of AICPA registered in the state of Illinois. Before she joined the company in 2010, she had been the financial controller of a small cap U.S. company, with major responsibilities including supervising consolidation and financial statements preparation under U.S. GAAP, overseeing Form 10-K and 10-Q preparation and SEC filings and leading SOX 404 readiness implementation and internal control effectiveness evaluation. She also built up her U.S. GAAP accounting and reporting knowledge during her work with a U.S. company located in Detroit, Michigan. She has been attending the U.S. GAAP related CPE trainings regularly and obtained her CPE credits accordingly. Those training programs include the annual 2-day SEC international conference organized by the Center for Professional Education Inc., CCH China and Big 4 accounting firms and conferences and training sessions organized by PwC Beijing on U.S. GAAP and SEC rules and regulations. Those programs cover various relevant topics including updates on U.S. GAAP, SEC rules, SOX 404 implementation and compliance requirements and COSO monitoring guidance, common accounting and reporting issues identified during reviews and audits of financial statements, SEC’s recent remarks, actions and staff comments received by companies, implementation guidance on newly issued accounting standards and knowledge sharing in areas related to accounting and reporting, such as taxation, VIE structures and other issues. She has entered a full time employment contract with the company.

Internal Audit Director

The Company’s internal audit director is responsible for reviewing, evaluating and supervising specific controls or elements testing within the internal control system. She received her bachelor’s degree in accountancy from Tsinghua University and currently is a member of CIA, ACCA and CGA of Canada. Before she joined the Company in 2007, she worked at PwC for 6 years and performed internal control audit since the first tier listed companies were required to report on their internal control by Section 404 of the Sarbanes-Oxley Act. She also worked on several audit engagements of U.S. listed companies, including a United States accelerated filers listed on NASDAQ. She has been attending the U.S. GAAP and internal control related CPE trainings regularly and obtained her CPE credits accordingly. Those training programs include the yearly 2-day SEC international conference organized by the Center for Professional Education Inc. and big-four accounting firms, and seminars and workshops organized by PwC and CCH China. Those programs cover various relevant topics including updates on convergence between U.S. GAAP and IFRS, COSO framework, internal audit skills and fraud identification guidance. She has entered a full time employment contract with the company.

Financial Managers

The financial manager in charge of financial statements consolidation and U.S. GAAP reconciliation received her bachelor’s degree in accounting from the University of Macau. During her study in the University of Macau, her curriculum was set up to provide sufficient U.S. GAAP educations, and the textbooks were chosen from those adopted by U.S. universities. During the period, she completed the 150 credit hours required to sit for the AICPA exam and passed the AICPA exams of all sections. Together with her work experience, she has been well prepared and intends to apply for the AICPA membership. Before she joined the company in 2010, she was a senior auditor in one of the big four accounting firms, wherein she attended several audits of financial statements prepared under U.S. GAAP. One of her engagements was the audit of financial statements of a subsidiary of a U.S listed company for its initial public offering in Hong Kong Stock Exchanges in 2009 and the review of reconciliation of the company’s financial statements between IFRS and U.S. GAAP. She spent approximately 1000 hours on this project. During her time at PwC Macao, she was required to finish accumulated 200 hours training programs, and was granted CPE credits accordingly for attending some of the training sessions such as convergence between IFRS and U.S. GAAP and SOX 404 special audit. She has entered a full time employment contract with the company.

The financial manager in charge of U.S. GAAP reporting and SEC filing received her bachelor’s degree in finance from The University of Western Ontario in Canada and has passed 6 sections of the ACCA exams. She has over seven years of experience working with financial statements prepared in accordance with U.S. GAAP. She obtained her knowledge of U.S. GAAP and SEC rules and regulations through her past work experience as an auditor, as well as from her formal education. Between 2004 and 2008, she was an auditor with PwC Beijing, where she spend more than 3,000 hours on the audit and review of U.S. GAAP financial statements of a U.S. company listed on the NASDAQ, certain PRC subsidiaries of two U.S. companies listed on the New York Stock Exchange, and two companies seeking initial public offering in the U.S. During her time at PwC Beijing, she was required to attend training programs related to U.S. GAAP, SOX 404 and SEC rules and regulations to keep her knowledge current. She joined the Company in 2008 and is responsible for the preparation of the Company’s annual reports on Form 20-F, drafts of which are reviewed by the Financial Controller and the CFO. She regularly attended conferences and training sessions organized by PwC Beijing on U.S. GAAP and SEC rules and regulations. The topics covered in such training courses include business combination, U.S. GAAP and PRC GAAP difference, SEC XBRL regulation update and SEC updates. She has entered a full time employment contract with the company.

Internal Control Manager

The internal control manager is in charge of the overall company internal control and risk assessment establishment and maintenance, as well as takes leading role in SOX 404 compliance and ERP projects in the company. She received her bachelor’s degree from Beijing Institute of Technology in Management of Information System and is a member of ISACA and an associate member of CPA Australia. She obtained her knowledge of COSO and internal audit through her over seven years of working experience and continued training as a consultant and an internal control manager in PwC and the Company. During her time at PwC, she was a senior consultant in Risk and Control Solutions department, where she spent more than 5000 hours on consulting and audit projects related to internal control and financial statements prepared in accordance with U.S. GAAP for U.S. listed companies. Her major U.S. listed clients include a leading Chinese Internet company and several state owned enterprises. While at PwC Beijing, she was required to take approximately 100 hours of training courses annually to acquire her knowledge of SOX 404, U.S. GAAP and ERP and to fulfill the continuing professional education requirement. She joined the Company in 2007 and she has entered a full time employment contract with the company.

Notes to the Consolidated Financial Statements

Note 2. Summary of significant accounting policies

(2) Principles of consolidation and recognition of non-controlling interest, page F-9

14. Explain to us how your disclosure addresses the nature of, and changes in, risks associated with your involvement with the VIEs. See ASC 810-10-50-2AA(c). For example, we note your disclosure on page 19 where you state that if you are found to be in violation of any existing or future PRC laws or regulations, you may be required to restructure your ownership structure or operations in the PRC. Additional actions could be to revoke the Company’s business and operating licenses. Please revise your disclosures in future filings to state what impact such actions might have on the Group and on your ability to consolidate these entities. Include in your response your proposed revised disclosure.

The Staff’s comments are duly noted. The Company respectfully advises the Staff that the Company will include the following proposed disclosure at the end of Note 2(2) in future Form 20-F filings:

The Company is a Cayman Islands company and, as such, it is classified as a foreign enterprise under Chinese laws, and the Company’s wholly-owned PRC subsidiary, PW Software, is a foreign-invested enterprise. Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate online games and online reading services, including Internet content provision, Internet culture operation and Internet publishing licenses, or engaging in the business of film and television program production and distribution. In light of these restrictions, the Company relies on its VIEs to hold and maintain the licenses necessary to operate the online games, online reading services, film and television program production and distribution businesses in China. The Company entered into series of contractual arrangements with its VIEs and their respective equity owners to provide the Company with effective control over the VIEs. These include exclusive technology support and service agreements, development cooperation agreements, business operation agreements, call option agreements, equity pledge agreements and power of attorneys.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including those that govern our VIE contractual arrangements. In the opinion of our management, it is currently unclear what impact the PRC government actions would have on the Group and on its ability to consolidate the financial results of these VIEs in the Group’s consolidated financial statements, if the PRC government authorities were to find the Group’s legal structure and the contractual arrangements with its VIEs to be in violation of PRC laws and regulations. The relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating income, revoking business or operating licenses, requiring the Company to restructure the relevant ownership structure or operations, and requiring the Company to discontinue all or any portion of the online game, online reading operations or the business of film and television program production and distributions. Any of these actions could cause significant disruption to the Company’s business operations and may materially and adversely affect the Company’s business, financial condition and results of operations.

If the imposition of any of these government actions causes the Group no longer able to conclude that these entities are VIEs of the Company, of which the Company is the primary beneficiary, the Group would no longer be able to consolidate the financial results of these entities in the Group’s consolidated financial statements. In the opinion of management, the likelihood for the Company to lose such ability is remote based on current facts and circumstances.

15. We note your disclosure on page 19 regarding your counsel’s belief that your contractual arrangements are valid and binding. Your risk factor on page 26 indicates the uncertainties with respect to the PRC legal system. Please revise your disclosures in future filings to include a discussion of how the PRC legal system could limit your ability to enforce the contractual arrangements should your VIEs or its shareholders fail to perform their obligations under the contractual arrangements. See ASC 810-10-50-2AA. Include in your response your proposed revised disclosure.

The Staff’s comments are duly noted. The Company respectfully advises the Staff that the Company will include the following proposed disclosure at the end of Note 2(2) in future filings of the Form 20 F:

The Company’s operations depend on the VIEs to honor their contractual agreements with the Company. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. In the opinion of King & Wood, the Company’s PRC counsel, each of the contractual agreements constitutes valid and legally binding obligations of each party to such contractual agreements under PRC Laws. However, King & Wood is of the view that the interpretation and implementation of the laws and regulations in the PRC and their application to and effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the opinion of King & Wood herein in respect of the legality, binding effect and enforceability of each of the contractual agreements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Company to enforce the contractual arrangements should the VIEs or their shareholders fail to perform their obligation under those arrangements.

16. Tell us and disclose in future filings how net income or losses are attributed to the parent and noncontrolling interests.

The Company respectfully advises the Staff that the net income or losses of the company’s majority-owned subsidiaries and VIEs are attributed to their parents and non-controlling interests based on the proportional economic interests of the respective parents and non-controlling interests in such entities. In response to the Staff’s comments, the company will disclose in its future Form 20-F filings the accounting policy in connection with such attribution.

17. Tell us how you have satisfied the disclosure requirements in ASC 810-10-50-2AA(d). Consider including consolidating financial data that separately shows the VIEs impact on the consolidated financial statements in order to illustrate how the VIEs affects the reporting entity’s financial position, financial performance, and cash flows. For example, the parent and other entities would be shown in one column, the VIEs in another, and the final column would show the consolidated financial information for each financial statement on a condensed basis.

In response to the Staff’s comments, the Company will disclose the following balance sheet and income statement items of the VIEs in its future filings of Form 20-F.

	As of December 31,
	2009	2010
	RMB	RMB	U.S.$
	(in thousands)

Total assets	1,028,344	1,554,530	235,535
current	857,063	857,414	129,911
non-current	171,281	697,115	105,624
Total liabilities	500,028	738,122	111,837
current	479,119	638,446	96,734
non-current	20,909	99,676	15,102

	For the years ended December 31,
	2009	2010
	RMB	RMB	U.S.$
	(in thousands)

Total revenues	1,859,418	1,908,948	289,235
Net income	322,329	213,170	32,298

18. Tell us and disclose in your footnotes, the following details regarding the contractual arrangements between the VIEs and WOFEs:

•	Describe how the fees from the VIEs to the WOFEs is determined, paid and if the fee is significant,

•	Describe the powers granted to the WOFEs and how they cover the significant activities,

•	Describe the duration of the contracts, their remaining terms and how renewal of the contracts is accomplished; and

•	Describe the ways in which an operating VIE can terminate its contracts and whether any single party may unilaterally terminate the contracts.

The Company respectfully advises the Staff that the Company will include the following proposed disclosure at the end of Note 1 in future filings of the Form 20 F to describe in details of the contractual arrangements between the VIEs and WOFEs.

Summary of the VIE contractual arrangements

The following is a summary of the contractual agreements between PW Software and PW Network and its equity owners entered into in September 2006, as amended and restated in April 2007.

Exclusive Technology Support and Service Agreement. Under the exclusive technology support and service agreement between PW Software and PW Network, PW Software has the exclusive right to provide to PW Network technical support and services related to PW Network’s online game operations. PW Software owns the intellectual property rights developed by either PW Software or PW Network in the performance of this agreement. PW Network pays PW Software quarterly service fees, the amount of which is determined by PW Software and PW Network based on the complexity, time spent, contents and value of the technical services provided by PW Software as well as the market price of similar services. This agreement is effective until March 9, 2024 or the early termination by PW Software or by either party due to the other party’s insolvency or similar circumstances.

Development Cooperation Agreement. Under the development cooperation agreement between PW Network and PW Software, which was further revised in April 2008, PW Network exclusively engages PW Software to develop software for PW Network’s operation. PW Network and PW Software jointly own the intellectual property rights developed by PW Software and shares the proceeds from such rights on an agreed percentage. PW Network pays PW Software monthly service fees, the amount of which is determined by PW Software and PW Network based on the complexity, time spent, cost, contents and value of the development work done by PW Software as well as the market price of similar work. This agreement is effective until March 9, 2024 or the early termination by both parties thereto.

Business Operation Agreement. Under the business operation agreement among PW Software, PW Network and the shareholders of PW Network, PW Software provides guidance and advice on PW Network’s daily operations and financial management systems. The shareholders of PW Network must elect the candidates recommended by PW Software as PW Network’s directors, and procure the appointment of PW Network’s senior executives as per PW Software’s designation. Moreover, PW Network and its shareholders agree that without the prior consent of PW Software, PW Network will not engage in any transactions that could materially affect the assets, business, personnel, rights, liabilities or operations of PW Network, including incurrence or assumption of any indebtedness of more than RMB400,000, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, amendment of its articles of association or business scope, or change of its normal operation procedures. The agreement also provides that if any of the agreements between PW Software and PW Network is terminated, PW Software is entitled to terminate all of the other agreements between itself and PW Network. This agreement is effective until March 9, 2024 or the early termination by PW Software.

Call Option Agreement. Under the call option agreement among the equity owners of PW Network, PW Network and PW Software, the equity owners of PW Network irrevocably granted PW Software or its designated person an exclusive option to purchase from PW Network’s equity owners, to the extent permitted under PRC law, all or part of the equity interests in PW Network for the higher of (i) RMB10,000 or (ii) the minimum amount of consideration permitted by the applicable law. PW Software or its designated person has sole discretion to decide when to exercise the option. This agreement is effective until March 9, 2024 or the early termination by all parties thereto.

Equity Pledge Agreement. Under the equity pledge agreement among the equity owners of PW Network, PW Network and PW Software, the equity owners of PW Network pledged all of their equity interests in PW Network to PW Software to guarantee PW Network’s performance of its obligations under the exclusive technology support and service agreement, the development cooperation agreement, the business operation agreement and the call option agreement. If PW Network or either of its equity owners breaches its respective contractual obligations, PW Software, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The equity owners of PW Network agreed not to take any actions that would prejudice PW Software’s interest. This agreement is effective until March 9, 2024.

Power of Attorney. Each equity owner of PW Network has executed a power of attorney to appoint PW Software as its attorney-in-fact to exercise all of its rights as equity owner of PW Network, including voting rights and the rights to transfer any or all of its equity interest in PW Network. The appointment of PW Software as attorney-in-fact will remain effective until the termination of the above business operation agreement or the dissolution of PW Software.

The contractual agreements between PW Software and PW Literature and its equity owners are substantially the same as the contractual agreements between PW Software and PW Network and its equity owners except that the former agreements were entered into in June 2008 and will remain effective until June 24, 2028. In addition, each equity owner of PW Literature has respectively entered into a loan agreement with PW Software as of May 20, 2008, under which PW Software agreed to make an RMB500,000 interest-free loan to each equity owner of PW Literature respectively solely for the latter to fund the capitalization of PW Literature. The term of the loans are twenty years.

The Business Operation Agreement, Call Option Agreement, Equity Pledge Agreement and Power of Attorney between PW Software and Perfect Moment and its equity owners and the Exclusive Technology Support and Service Agreement and Development Cooperation Agreement between PW Software and PW Pictures, a wholly owned subsidiary of Perfect Moment, are substantially the same as the contractual agreements between PW Software and PW Network and its equity owners except that the former agreements were entered into in February 2011 and will remain effective until August 21, 2026.

Amount of fees paid by VIEs

Various fees are billed to the relevant VIEs on a monthly or quarterly basis and are due within 10 business days after receipt of the invoices by the VIEs. The total amount of fees paid by the VIEs to our PRC wholly-owned subsidiaries since the entering of the VIE contractual arrangements ranged from 45% to 66% of the revenues generated by respective games operated by these VIEs. For the year ended December 31, 2010, the total amount of fees paid by VIEs to our PRC wholly-owned subsidiaries amounted to approximately RMB 1 billion.

Renewals of the VIE contractual agreements

The contractual arrangements between the VIEs and the relevant wholly-owned subsidiaries of the Company are silent regarding renewals of these contractual arrangements. However, as the VIEs are controlled by the Company through the power of attorney granted to the Company by each nominee shareholder of the VIEs, the contractual arrangements will be renewed at the request of the Company.

Note 3. Concentration and risks, page F-21

19. We note you disclose that management believes that the financial institutions that hold the companies cash are of high credit quality. Please explain how management made this determination. Consider whether further disclosures are necessary to disclose how management reached this conclusion such as whether there are governmental regulations that protect such cash balances.

The Company respectfully advises the Staff that, as of December 31, 2010, it kept its cash, cash equivalents, short-investments and long term time deposit in near 30 banks and in low-risk means mainly bank deposits. Approximately 79% of the cash, cash equivalents, short-term investments and long term time deposit were held in multiple major PRC commercial banks and state-owned banks and the remaining of its cash, cash equivalents, short-term investments and long term time deposit were held in several other major international financial institutions. No single bank held more than 17% of the Company’s cash, cash equivalents and short-term investments.

There are no specific governmental regulations or government agencies such as The Federal Deposit Insurance Corporation (“FDIC”) in China that protect such cash balances. However, the Company believes that the risk of failure of any of these PRC banks is remote. Bank failure is extremely uncommon in China and the Company believes that those Chinese banks that hold the Company’s cash, cash equivalents, short-term investments and long term time deposit are financially sound based on public available information. Therefore, there is no indication that its cash, cash equivalents and short-term investments held at these PRC banks may be at risk.

In response to the Staff’s comments, the Company proposes to include the following disclosure in its future Form 20-F filings for enhanced disclosure:

China does not have an official deposit insurance program, nor does it have an agency similar to The Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is extremely uncommon in China and the Group believes that those Chinese banks that hold the Company’s cash, cash equivalents, short-term investments and long term time deposit are financially sound based on public available information.

*        *        *         *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2010 20-F, please contact the undersigned at (86 10) 5780-5700 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (+852) 3740-4850.

Very truly yours,

/s/ Kelvin Wing Kee Lau
Kelvin Wing Kee Lau
Chief Financial Officer

cc:	Michael Yufeng Chi, Chairman and Chief Executive Officer, Perfect World Co., Ltd.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong

Geoffrey Wang, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Beijing